Exhibit (a)(5)
80 29th Street
Newport News, Virginia 23607
April 19, 2005
Dear Shareholder:
      We are pleased to report that Noland Company (the “Company”) has entered into an agreement of merger with Primus Inc. (dba WinWholesale Inc.), a Delaware corporation (“Parent”), and its wholly owned subsidiary Winvest Inc., a Virginia corporation (“Purchaser”), that provides for the acquisition of the Company by Parent at a price of $74.00 per share in cash, without interest thereon. Under the terms of the proposed transaction, Purchaser is today commencing a cash tender offer for all issued and outstanding shares of the Company’s common stock at $74.00 per share, without interest thereon. Following the successful completion of the tender offer, Purchaser will be merged with and into the Company and all shares that are not purchased by Purchaser in the tender offer will be converted into the right to receive $74.00 per share in cash, without interest thereon, in the merger.
      Each of a Special Committee of your Board of Directors comprised of three independent directors (the “Special Committee”) and your Board of Directors unamiously has approved the tender offer and determined that the terms of the tender offer and the merger, taken together, are fair to, and in the best interests of, the Company and its shareholders. Accordingly, each of the Special Committee and your Board of Directors recommends acceptance of the tender offer.
      In arriving at its recommendations, each of the Special Committee and the Board of Directors gave careful consideration to a number of factors. These factors included the opinion dated April 11, 2005, of The Blackstone Group L.P. (“Blackstone”), financial advisor to the Special Committee, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $74.00 per share to be received by Company shareholders (other than Parent, Purchaser and their affiliates) in the offer and the merger is fair from a financial point of view to such shareholders.
      Accompanying this letter is a copy of the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9. Also enclosed is Parent’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your shares. We urge you to read carefully the enclosed materials, including Blackstone’s fairness opinion, which is attached to the Schedule 14D-9.
      The management and directors of Noland Company thank you for the support you have given the Company.

Sincerely,

Lloyd U. Noland, III
Chairman and President